December 7, 2007

Via EDGAR and Facsimile

Mr. Robert S. Littlepage, Jr.

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Investools Inc.
Item 4.02 Form 8-K
Filed November 14, 2007
File No. 000-52012

Ladies and Gentlemen:

On behalf of Investools Inc. (“we”, “our”, or the “Company”), please find our responses to the comments contained in your letter dated November 15, 2007 regarding our Form 8-K filed on November 14, 2007. The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference. Certain capitalized terms in this letter are used as defined in the Form 8-K.

1.              Explain to us in plain English what you meant by “The errors also affect financial information for the periods mentioned that the Company included in other disclosures, such as press releases or Form 8-K filings” and clarify this disclosure. Also, tell us exactly what period(s) the errors occurred and clarify in your disclosure whether you restated any prior period for any adjustment resulting from the errors.

Response to Comment 1

As disclosed in our Form 8-K filed on November 14, 2007, errors with respect to revenue recognition and cash flow classification were discovered on November 7, 2007 while finalizing the Company’s third quarter financials.  These errors materially affected both the second quarter financials as filed in the 10-Q for the period ending June 30, 2007, and the third quarter earnings release that the Company issued November 1, 2007 (all figures included in entries and discussions are in 000’s unless otherwise specified).

“The errors also affect financial information for the periods mentioned that the Company included in other disclosures, such as press releases or Form 8-K filings” refers to the following Company earnings releases and the related Form 8-K filings for the second and third quarters of 2007 and an 8-K which furnished an Investor Relations package, each of which contained financial information affected by the errors discovered on November 7, 2007:

•                  Company issued press release related to the three and nine months ended September 30, 2007 dated November 1, 2007, and subsequently filed via Form 8-K on November 2, 2007.

•                  Company issued press release related to the three and six months ended June 30, 2007 dated August 2, 2007, and subsequently filed via Form 8-K on August 3, 2007.

•                  Investor Relations package related to the period ended June 30, 2007 filed via Form 8-K on August 29, 2007.

The errors impacted the above referenced “financial information” given they contained financial results for the quarter and year-to-date periods ended June 30, 2007 or September 30, 2007. The errors related to revenue recognition occurred in the first and second quarters of 2007 due to changes in our revenue recognition system as we implemented a new accounting system effective March 1, 2007. The error related to the misclassification of cash flows occurred in the second quarter of 2007. The errors related to the second quarter of 2007 were deemed to be material and as a result we restated our operating results for the three and six months ended June 30, 2007 and our statement of cash flows for the six months ended June 30, 2007 via Form 10-Q/A filed on November 21, 2007. The revenue recognition errors related to the first quarter of 2007 understated revenue and overstated the net loss by $695 and were recorded as an out of period adjustment in the third quarter of 2007. Revenue and net loss for the first quarter of 2007 were $55 million and $20 million, respectively. As a percent of revenue and net loss for the first quarter of 2007, the errors were 1.3 percent and 3.5 percent, respectively. Revenue and net income for the third quarter of 2007 were $90 million and $19 million, respectively. As a percent of revenue and net income for the third quarter of 2007, the out of period adjustment recorded in the third quarter were 0.8 percent and 3.7 percent, respectively.  The Company concluded that this amount was immaterial.  In addition, the Company’s independent registered public accounting firm and their national office reviewed the materiality of these amounts and did not object to the Company’s assessment of materiality.  Accordingly, we concluded that these errors were immaterial to the operating results of the first and third quarters of 2007.

2.              Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate.

Response to Comment 2

In response to the staff’s comment, we have listed below our fiscal year end fourth quarter 2006 adjustments recorded as a result of the audit.

				Pre-tax Net Loss
	Q4 2006			Increase /
	Adjustment # 1			(Decrease)
Dr.	Cash	391		—
Cr.	Accounts Payable		391	—

Adjustment #1

Q: Reason for adjustment?

The Company recorded this entry to appropriately reflect a voided check.

Q: Why it doesn’t relate to prior period?

The Company noted the check in question had been written and voided during the fourth quarter 2006, but was not properly reflected in the year end cash reconciliation.

Q: Why is timing appropriate?

Timing is appropriate as it relates to a check that was written during the fourth quarter of 2006.

				Pre-tax Net Loss
	Q4 2006			Increase /
	Adjustment # 2			(Decrease)
Dr.	Cost of Revenue	208		208
Dr.	Selling Expense	3		3
Cr.	Other Current Liabilities		211	—

Adjustment #2

Q: Reason for the adjustment?

The Company recorded this entry to appropriately reflect additional expense items that were not included in our original liability cut-off at the end of the fourth quarter of 2006 and to reflect them as current liabilities and expenses for the period. Invoices were received subsequent to year end and had not been accrued.

Q: Why it doesn’t relate to prior period?

The expenses included in this adjustment were incurred during the fourth quarter as they related to commission expenses and sales related expenses paid subsequent to year end for sales made during the fourth quarter of 2006.

Q: Why is timing appropriate?

Timing is appropriate as the expenses related to sales made during the fourth quarter of 2006.

				Pre-tax Net Loss
	Q4 2006			Increase /
	Adjustment # 3			(Decrease)
Dr.	Deferred Revenue	3,237		—
Cr.	Revenue		3,237	(3,237)

Adjustment #3

Q: Reason for adjustment?

The Company offers investor education products and services in a variety of learning formats including live workshops in which customers attend a multi-day training event fulfilled by the Company, and homestudy products which consist of books and materials that the customer receives from the Company. In February 2007, the Company determined that we did not properly recognize revenue associated with workshops that were attended during 2006.

Each time the Company introduced a new product or service offering we established a new product sku in our order management system. This system was subsequently replaced effective March 1, 2007.  The individual skus were manually linked to either a deferred revenue account or a revenue account, depending on the type of product or service. Workshop skus should be linked to deferred revenue accounts as the Company does not always know at the time of sale when the customer will attend a workshop. Homestudy skus should be linked to revenue accounts as the Company recognizes revenue upon fulfillment of the materials to the customers which is generally simultaneous.

An error was made in the initial linking of certain homestudy products in that they were linked to deferred revenue accounts. Therefore, rather than the revenue being recognized upon shipment, the revenue remained in deferred revenue, in error. Given the deferral of the products upon shipment, the Company was under recognizing revenue in the respective period.

In addition, one of the steps in the month end revenue recognition process included the Company’s revenue manager running queries from the order management system, to identify all of the attendees at workshops, and the related revenue that was associated with the attendance which was to be recognized in the period. An additional error occurred in that the revenue manager did not update the queries to reflect certain new workshop product skus introduced during the period. Given the exclusion of the skus in the queries, the Company was under recognizing revenue related to workshop attendance that was otherwise still included in the balance sheet as deferred revenue.

Q: Why it doesn’t relate to prior period?

As stated in the Company’s fiscal 2006 10-K, Footnote 14, the Company determined that this error did in fact occur in prior periods and certain of those periods were restated, as indicated below:

				Pre-tax Net Loss
				Increase /
	Q1 2006			(Decrease)
Dr.	Deferred Revenue	4,084		—
Cr.	Revenue		3,893	(3,893)
Cr.	Accrued Liabilities		191	—

Of the $3,893 revenue adjustment, $925 related to quarters one through four of 2005 and was recorded as an out of period adjustment in the first quarter of 2006.  In analyzing the materiality of the $925, we considered APB 28 Interim Financial Reporting, as the error related to a prior period and was corrected in a subsequent period.  APB 28, paragraph 29, states: “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.” Please see the explanation below, within the Adjustment #4 section below for a more detailed discussion of the materiality analysis.

				Pre-tax Net Loss
				Increase /
	Q2 2006			(Decrease)
Dr.	Deferred Revenue	5,090		—
Cr.	Revenue		5,051	(5,051)
Cr.	Accrued Liabilities		39	—

				Pre-tax Net Loss
				Increase /
	Q3 2006			(Decrease)
Dr.	Deferred Revenue	4,461		—
Dr.	Accrued Liabilities	30		—
Cr.	Revenue		4,491	(4,491)

Q: Why is timing appropriate?

The Company performed the following analysis in order to identify and quantify the errors and determine which period the errors related to:

•                  Comprehensive review of each product sku to determine if the products were correctly captured in the queries used for revenue recognition and made adjustments as needed

•                  Ran additional queries to validate that all new product skus were included

•                  Ran additional queries to identify and quantify attendance at workshop events held during each fiscal quarter of 2006

•                  Traced individuals on the attendance rosters to revenue to be recognized in the revised queries

•                  Compared the system generated detailed list of workshop attendance, by attendee, to the actual sign-in sheets provided at the workshop events to confirm individual was appropriately included and to validate the period in which the workshops were attended

•                  Performed additional sampling to test completeness of the system generated attendance records that were used to calculate revenue recognition using the sign-in sheets as the source

•                  Ran queries of orders containing homestudy products that were delivered to the customer at events

•                  Traced a sampling of the homestudy products to underlying shipping documentation to ensure delivery.

Adjustment #4

In addition, during the fourth quarter of 2006, we identified an error related to our accrued sales tax liabilities and determined that we needed to accrue additional sales tax expense on products and services offered in the state of Texas for the fourth quarter of 2005 and the first quarter of 2006. We corrected this error in connection with our restatement of the prior periods adjusting the sales tax expense and accrual accordingly, in the period in which the sales were made. In doing so, the Company recorded the following adjustment:

				Pre-tax Net Loss
				Increase /
	Q1 2006			(Decrease)
Dr.	Selling Expense — Sales Tax	452		452
Cr.	Accrued Tax Liabilities		452	—

Q: Reason for adjustment?

The Company recorded this entry to appropriately record additional sales tax expense identified by us during the fourth quarter of 2006. In addition, the Company recorded a balance sheet adjustment between Accrued Tax Liabilities and Other Long-Term Assets related to a change in the provision, due to the restatement.

Q: Why it doesn’t relate to prior period?

We determined that $185 of this entry related to the fourth quarter of 2005 and was recorded as an out of period adjustment in the first quarter of 2006. The remainder related to the first quarter of 2006.

As discussed in the adjustment above under the Q1 2006 entry, $925 of the revenue recognition errors related to the first through fourth quarters of 2005. In addition, as noted in Adjustment #4 above, $185 of the sales tax error related to the fourth quarter of 2005. These amounts were recorded as an out of period adjustment in the first quarter of 2006. Revenues, selling expense and net loss for the fiscal year ended December 31, 2005 were $139 million, $37 million and $16 million, respectively. As a percent of revenue, selling expense and net loss for the fiscal year ended December 31, 2005, the errors were .67 percent, .50 percent and 4.6 percent, respectively. Revenue, selling expense and net loss for fiscal year 2006 were $170 million, $53 million and $41 million, respectively. As a percent of revenue, selling expense and net loss for fiscal year 2006, the out of period adjustment recorded in the first quarter was .44 percent, .35 percent and 1.8 percent, respectively. The evaluation of materiality was based on the guidance of APB 28, Interim Financial Reporting, paragraph 29, because the errors related to prior periods.  The Company did a SAB 99 analysis as part of the evaluation of materiality, considering both quantitative (considering the entries both individually and in the aggregate) and qualitative factors, and based on that analysis management and the audit committee of the Board of Directors concluded it was immaterial.  In addition, the Company’s independent registered public accounting firm and their national office reviewed our SAB 99 analysis and did not object to the Company’s assessment of materiality.  We concluded that these out of period adjustments were immaterial to the operating results of the fiscal years ended December 31, 2005 and 2006.

Q: Why is timing appropriate?

The Company evaluated the timing of the expense based on the period in which the sales were made, therefore, appropriately recording the liability in the related period.

As discussed below and as indicated in Footnote 14 of our Form 10-K for the fiscal year ended December 31, 2006, filed on March 16, 2007, the Company determined in February 2007 that during the year ended December 31, 2006, certain deferred revenue related to workshops and homestudies had not been appropriately recognized as revenue during the period the workshop was attended, or homestudy delivered. The Company also discovered an error in accrued sales taxes that was recorded in the first quarter of 2006.  The Company thus restated operating results for each of the first three quarters of 2006 to appropriately reflect recognition of the additional revenue earned during the first three quarters of 2006 and the sales tax accrued in the first quarter of 2006. The aggregate impact of the quarterly adjustments is an increase in revenue recognized under generally accepted accounting principles (“GAAP”) of $13.4 million, an increase in first quarter selling expense of $0.5 million, and an improvement to net loss for the first three quarters of 2006 of $13.0 million. The Company reported this restatement of the first, second, and third quarters of 2006 in our 10-K filed on March 16, 2007.

3.              Tell us and disclose in detail the steps you have taken (or plan to take) and procedures you implemented ( or plan to implement) to correct the material weaknesses you disclosed as relating to revenue recognition and cash flow classifications.

Response to Comment 3

The Company has taken or plans to take the following remediation steps to correct the material weakness related to revenue recognition:

•                  Established and hired a full-time position, Revenue Manager, within the accounting organization which oversees the manual and systematic processes involved in the monthly recording of revenue.

•                  Engaged a nationally recognized consulting firm to assist with the selection, configuration and deployment of an integrated enterprise resource planning and customer relationship management technology solution, which included order entry, revenue recognition and all related financial modules.

•                  Completed the implementation of a new Enterprise Resource Planning (“ERP”) system in March 2007.

•                  Implemented additional system and non-system reconciliation controls surrounding workshop attendance and the related recognition of revenue.

Additional procedures the Company intends to implement include:

•                  Implement additional review procedures for the remaining manual processes surrounding the monthly revenue recognition process.

•                  Revamp system queries and implement additional monitoring controls on system queries to ensure completeness given rapid growth in product offerings by the Company.

•                  Develop and implement a more robust monthly process for the review of each of our revenue streams to ensure revenue is recorded correctly at the product and order level.

The Company has taken or plans to take the following remediation steps to correct the material weakness related to Cash Flow Classifications:

•                  The Company is in the process of identifying a more qualified individual to prepare the Consolidated Cash Flow Statements.

•                  The Corporate Controller is currently responsible for the preparation of the Consolidated Cash Flow Statements and being reviewed by the CFO of the Company.

•                  The Company has implemented additional review and analytical procedures to ensure the accuracy of its cash flow classifications.

* * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings, including the Form 8-K

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s  filings, including the Form 8-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or additional comments after reviewing our responses to your inquiries, please contact me directly at 801-816-6918.

Sincerely,

	/S/	Ida K. Kane
Ida K. Kane
Senior Vice President and
Chief Financial Officer

cc: Andrew Mew